Filed by Waters Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Waters Corporation

Commission File No.: 001- 14010

The following is a transcript of Waters Corporation’s (“Waters”) third quarter 2025 financial results conference call held on November 4, 2025, which contains information regarding the proposed business combination between Waters and Augusta SpinCo Corporation (“SpinCo”), a wholly owned subsidiary of Becton, Dickinson and Company (“BD”).

Waters Corporation Q3 2025 Financial Results | November 4, 2025

Operator:

Welcome to the Waters Corporation Third Quarter 2025 Financial Results Conference Call. [Operator Instructions]. This call is being recorded. If anyone has any objections, please disconnect at this time.

It is now my pleasure to turn the call over to Mr. Caspar Tudor, Head of Investor Relations. Please go ahead, sir.

Caspar Tudor:

Thank you, Layla, and good morning everyone. Welcome to Waters Corporation’s Third Quarter Earnings Call. Joining me today are Dr. Udit Batra, our President and Chief Executive Officer, and Amol Chaubal, our Senior Vice President and Chief Financial Officer.

Before we begin, I will cover the cautionary language. In this conference call, we will make forward-looking statements regarding future events or future financial performance of the company. Additionally, we will comment on the expected timing for completion of Waters’ pending combination with the Biosciences & Diagnostic Solutions business of Becton, Dickinson and Company, as well as the expected financial and operational impact of this combination on Waters. These statements are only our present expectations, are based on information available to us as of today, as well as the forecast and assumptions of Waters’ management, and are subject to risks and uncertainties many of which are outside of Waters’ control. Actual events or results may differ materially from the statements made on today’s call. Please see the risk factors included within our Form 10-K, our Form 10-Qs, our other SEC filings, and the cautionary language included in this morning’s earnings release.

During today’s call, we will refer to certain non-GAAP financial measures. Reconciliations to the most directly comparable GAAP measures are attached to our earnings release, and in the appendix of the slide presentation accompanying today’s call. Both are available on the investor relations section of our website. Unless stated otherwise, references to quarterly results increasing or decreasing are in comparison to the third quarter of fiscal year 2024. In addition, unless stated otherwise, all year-over-year revenue growth rates and ranges given on today’s call are on a comparable constant currency basis. Finally, we do not intend to update our guidance predictions or projections, except as part of a regularly scheduled earnings release or as otherwise required by law.

On today’s call, Udit will begin by covering our key messages for the quarter. Amol will then take you through our results and updated guidance in more detail. Then we’ll open the phone line up for questions. With that, I’d like to turn the call over to Udit.

Dr. Udit Batra:

Thank you, Caspar, and good morning, everyone. Let me begin by saying it is a true privilege to be on this journey with such dedicated and talented colleagues. As I reflect on my five-year anniversary at Waters, I’m filled with gratitude. Over these years, our team has consistently delivered on our commitments and strengthened the foundation of this company. Today, we celebrate another quarter of outstanding commercial momentum. We marked another breakthrough innovation with Xevo CDMS, the next generation of mass spectrometry, and prepared to combine with BD’s Biosciences &

Diagnostic Solutions business, ushering in an exciting new era for Waters. Now, turning to our third quarter results, we are pleased to report another excellent quarter with top and bottom line results exceeding the high end of our guidance. This performance reflects the combined positive impact of innovation and execution along with clear benefits from our strategic expansion into high growth areas. It also reflects the dedication and hard work of our teams, whose focus on customers, science, and operational excellence continues to power Waters’ success.

We achieved strong results in the third quarter. Sales grew 8% as reported, and 8% in constant currency. Instruments grew 6% led by high single-digit growth in our LC-MS portfolio. Recurring revenue grew 9%, driven by 7% service growth, and 13% chemistry growth. We grew non-GAAP earnings per share by 16% to $3.40, which was 20 cents above the midpoint of our guidance.

A year ago, we signaled the start of a new instrument replacement cycle. Since then, sales activity has surged and our momentum has continued to build. We see meaningful runway ahead as customers progress through the multi-year process of replacing their aged instrument fleets. Instrument growth is currently tracking at a low single digit CAGR versus 2019, reflecting steady mean reversion toward the long-term historical rate of 5%.

Beyond replacement activity, customers are increasingly choosing Waters for new capacity investments, setting us up well for the years ahead. Our idiosyncratic growth drivers, GLP-1 testing, PFAS testing, and India generics continue to perform very well. At the same time, our innovative products are also solving clear unmet needs in bioanalytical characterization and gaining adoption. As reported instrument sales grew 11% quarter over quarter, representing the largest third quarter ramp in our company’s history outside of the 2020 COVID year, with orders, once again, exceeding shipments. The strong sequential performance underscores the strong momentum in our business. Year over year, Alliance iS sales grew over 300% as the customer adoption of our flagship HPLC product remains a clear success. Xevo TQ Absolute platforms grew 30%, with continued strength bolstered by the launch of the new Xevo TQ Absolute XR earlier this year.

GLP-1 testing related revenue more than doubled, reflecting continued wins in development and manufacturing settings in the Americas and Europe, along with expanding demand from genetic semaglutide manufacturing build outs in India. PFAS growth remains robust, with orders growing approximately 30% similar to last quarter. We saw strength across all major regions highlighted by strong demand in Japan as labs prepare for new drinking water regulations, and continued momentum from US, federal, state, and municipal labs. Our India team once again delivered excellent performance with revenue up high teens. This was driven by strong demand from genetics manufacturers and CDMOs as we continue to benefit from volume growth trends tied to the ongoing patent cliff of blockbuster drugs.

Further enhancing our core performance are the unique capabilities we’ve built to address unmet needs in large molecule workflows. We are seeing clear progress in bioseparations and bioanalytical characterization reflecting the success of our deliberate long-term strategy and the investments we’ve made both organically and through our acquisition of Wyatt. In bioanalytical characterization, we saw strong growth of multi-angle light scattering instruments in pharma QA/QC applications as large pharma began new waves of instrument purchasing in quality labs. This was enabled by the recent launch of Empower onto Wyatt light scattering platforms. BioAccord LC-MS system sales also saw strong growth, underscoring the sustained momentum and expanding adoption of this platform in the bioprocessing domain as customers increasingly standardized on its proven performance and ease of use in routine large molecule workflows.

In the quarter, chemistry grew 13%, fueled by the positive market reception of our newly launched SEC and Affinity Bioseparation Columns with strength that more than offset pulled forward dynamics from the second quarter. Bioseparations grew more than 20% with small molecule applications growing 10%. Five years ago, Waters’ MaxPeak Premier Columns set a new standard of performance in reverse phase separations across both small and large molecule pharmaceutical applications. Today, this high performance surface technology remains the benchmark for customers seeking the clearest peaks, maximum reproducibility, and highest confidence in results. All of this helps accelerate analytical decisions across discovery, development, and manufacturing. Since 2023, we have made further advances in combining the bioinert benefits of MaxPeak Premier with our novel innovations in other chromatography techniques such as size exclusion chromatography and affinity chromatography, both critical to bioseparations. These products have an immediate success serving pre and post-clinical development and manufacturing applications of novel large molecule therapeutics. New products launched over the past five years grew approximately 50% in the quarter and have been a key contributor to our 11% year-to-date chemistry growth.

By end market, our results were led by pharma, which grew 11% driven by double-digit growth in Americas and Asia and high single digit growth in Europe. In Asia, we saw particularly strong growth in China where pharma sales grew by more than 20%, reflecting continued spending improvement amongst Chinese CDMOs and biotech customers. In our industrial segment, sales grew mid-single digits with the TA division returning to positive growth sooner than expected. In the Academic & Government segment, sales grew 1% driven by stimulus tender wins in China and a lower than expected decline in the United States where our teams delivered strong results at customers’ fiscal year-end. Our growth strategy is delivering, driving exceptional performance, and positioning us for sustained momentum ahead. At the same time, the external environment continues to improve across our key end markets supported by more stable global trade conditions and a clearer policy backdrop for our pharma customers. With our strong third quarter performance, we are raising our full year 2025 guidance. We now expect constant currency sales growth in the range of 6.7% to 7.3%. This represents a 7% midpoint, which is an increase from our prior outlook. We are also raising our adjusted earnings per share guidance and now expect a range of $13.05 to $13.15, which represents double-digit growth.

Looking ahead to 2026, we are well positioned to build on our momentum. The same growth drivers that have powered our performance this year, instrument replacement, higher service attachment, and increased product adoption through e-commerce will remain key contributors. We also expect the innovation tied to our idiosyncratic growth drivers and our unique offerings within bioseparations and bioanalytical characterizations to deliver a sustained contribution to our growth. This puts us in a fantastic position to deliver strong performance again in 2026. Further reinforcing our outlook for next year, we’re launching a wave of new products that builds on our recent success. At the same time, our pending combination with BD’s Biosciences & Diagnostic Solutions business represents a powerful catalyst for near-term synergy realization and long-term value creation.

A few weeks ago, we launched our Xevo Charge Detection Mass Spectrometer, which marks a new era in mass spectrometry. It is a perfect example of how our team takes complex technology that meet clear unmet needs and turns them into simple and easy to use instruments without losing the sophistication of the measurement. Xevo CDMS represents a transformative breakthrough in bioanalytical characterization. It enables direct high resolution measurement of largest and most complex therapeutics in high volume applications. The system is a major advancement, offering faster results, easier operation, and requiring much smaller sample sizes than traditional methods such as ultracentrifugation. It provides process development and lot release characterization insights up to 10 times faster while requiring 1% of the sample volume accelerating what was previously required days of analysis. This launch is relevant for 40% of the large molecule pharmaceutical pipeline and serves a total addressable market of approximately 350 million, which is growing between high single digits and low double digits.

We also have exciting updates ahead for Empower, which has long set the standard for compliant informatics and pharmaceutical applications. It is used in more than 80% of novel drug approvals by the FDA, EMA, and China’s NMPA. Over the last several years, we have steadily expanded the value and reach of Empower, adding new detectors to the platform. Earlier this year, for example, we successfully launched multi-angle light scattering from our acquisition of Wyatt onto Empower. These advancements are helping us extend Empower’s leadership from small molecule analysis into the faster growing large molecule applications where biologics and complex modalities now represent more than half of the global pharma pipeline. Looking ahead, Empower will continue to evolve as a more complete panel for bioanalytical characterization across multiple techniques, including flow cytometry, creating a unified compliant data environment for our customer’s most advanced analytical workflows.

In 2026, we will begin a significant release cadence, introducing a series of premium features that will progressively evolve Empower into a modern connected and more intelligent platform. These cloud-native features will leverage artificial intelligence and machine learning to reduce manual interventions, save analyst time, and minimize compliance risks from human error, which are all key value drivers in QA/QC labs. They will also enhance instrument utilization and uptime through predictive maintenance and automated operational insights. The value add that these new features offer will answer our customers’ unmet needs and will help accelerate our customers’ transition from a perpetual license model to a subscription-based model where we are already seeing growing traction with several large pharma customers. This shift will unlock long- term growth accretion within informatics and deepen customer engagement across Waters’ digital ecosystem.

A further development that could expand the opportunity ahead in bioanalytical characterization came last week as the US FDA issued new draft guidance aimed at modernizing and accelerating the development of biosimilar drugs. The proposed framework will reduce the need for routine comparative clinical efficacy studies, and instead rely primarily on advanced analytical characterization. This could represent a meaningful shift towards analytical testing becoming the primary gatekeeper for biosimilar approval, which has the potential to increase demand for analytical instruments and compliance ready workflows, such as our BioAccord LC-MS system, multi-angle light scattering, and flow cytometry. Taken together, these developments strengthen our confidence in the high growth opportunity that exists in the years ahead across bioseparations, bioanalytical characterization, and large molecule compliant informatics. Now, turning to our pending combination with BD’s Bioscience & Diagnostic Solutions business. We have a compelling opportunity to create value for our shareholders and begin realizing year one synergies following completion of the transaction. Our goal is to hit the ground running and quickly apply the same execution and operational discipline that has defined Waters over the past few years. Integration planning is well underway and progressing rapidly.

We’ve hosted two highly energizing integration summits at our Milford headquarters, bringing together 120 leaders from both organizations to establish a unified vision. We have refined our pre-day 1, day 1, and day 100 master plans and achieved alignment on operationalizations of transition service agreements and collaborations with the BD team. And we are well on our way to readying our synergy delivery action plan. 6 big business unit work streams and 10 functional work streams are now fully mobilized and focused on day one readiness. We remain on track to complete the combination of BD’s biosciences and diagnostic solutions business with Waters Corporation around the end of the first quarter of calendar year 2026.

I will now turn the call over to Amol to cover our financial results in more detail and provide further details on our guidance.

Amol Chaubal:

Thank you, Udit, and good morning, everyone.

In the third quarter, we delivered sales of 800 million, up 8% as reported, and 8% in constant currency. Momentum remains strong with as-reported sales increasing 4% quarter over quarter, while orders continued to outpace shipments leading to backlog growth. By end market, Pharma grew 11%, Industrial grew 4%, and Academic and Government grew 1%.

In Pharma, all major geographies grew high single digits or above, led by low double-digit growth in the Americas and Asia. This strength reflects robust instrument replacement activity, keywinds in greenfield CapEx projects, such as those related to our idiosyncratic growth drivers, and new instrument system deployment in bioanalytical characterization.

We also saw significant market uptake on our new chemistry products, such as those serving bioseparations, which grew mid-double digits. In Industrial, Waters’ division grew mid-single digits, led by mid-teens growth in food and environmental testing where PFAS related demand has remained a key growth driver.

TA performed better than expected and return to growth with sales up 2% as improving macro sentiment grows stronger customer spending.

In Academic and Government, growth was led by China, which grew approximately 20% as we leveraged our local presence and new product innovation to capture stimulus standard opportunities. Meanwhile, the Americas saw a low single digit decline as spending came in better than reflected in our assumptions.

By region, Asia grew 13% while Europe and the Americas each grew 5%. In China, sales grew 12% driven by double-digit growth in Pharma and Academic and Government. India grew in high teens, reflecting continued strength in Gharma generics where we are benefiting from the ongoing patent cliff.

By product line, instrument sales grew 6%, led by high single digit growth in LC-MS systems reflecting continued strong performance as we move beyond the first year of the instrument replacement cycle. Recurring revenues grew 9% with service up 7% and chemistry up 13%. Our strong chemistry performance was driven by price optimization and volume growth in small and large molecule applications, and new product introductions, which more than offset the pull forward dynamics from the second quarter. Adjusted earnings per share were $3.40 representing 16% growth. GAAP earnings per share were $2.50. Gross margin for the quarter was 59%, which was a 70 basis point sequential increase versus the prior quarter, reflecting normalization of tariff remediation costs. Adjusted operating margin was 30.3%. Our operating tax rate came in at approximately 14%. Free cash flow was 160 million after funding 25 million of capital expenditures and 14 million of transaction related expenses. Our net debt stood at 948 million at the end of the quarter.

Now, I will share further commentary on our full year outlook and provide our fourth quarter guidance. Our growth strategy is delivering, driving exceptional performance and positioning us for sustained momentum ahead. At the same time, the external environment continues to improve across our key end markets supported by more stable global trade conditions and a clearer policy backdrop for our pharma customers.

With our strong third quarter performance, we are raising our full year 2025 constant currency sales growth guidance, now to a 7% midpoint in the range of 6.7% to 7.3%. Net of currency translation, full year reported sales growth is now expected to be in a range of 6.5% to 7.1%. We expect full year 2025 gross margin to be approximately 59.2% above our prior outlook, and adjusted operating margin is expected to be approximately 31%. Below the line, we expect 36 million in net interest expense, an average diluted share count of 59.7 million, and tax rate of 16.5%. With these updates, we are raising our full year 2025 adjusted earnings per fully diluted share guidance to the range of $13.05 to $13.15. This is approximately 10% to 11% growth. This guidance incorporates the expected impact of the current tariff structure on our business, including the recent increases in tariff rates since our last update.

Turning to the fourth quarter of 2025, we expect constant currency sales growth in the range of 5% to 7%. Net of currency translation reported sales growth is expected to be 5.2% to 7.2%. At the midpoint, this guidance assumes a 16% quarter-over-quarter increase in the reported sales between the third and the fourth quarter, prudently below the seasonal pattern we observed last year. We also have one additional day in the fourth quarter versus the prior year, representing roughly 100 basis points tailwind to recurring revenue sales growth. We anticipate our fourth quarter adjusted earnings per fully diluted share to be in the range of $4. 45 and $4.55, which reflects a year-over-year growth of approximately 9% to 11%.

With that, I will now hand it back to Udit.

Dr. Udit Batra:

Thank you, Amol. So in summary, momentum in our business remains strong. We have continued to deliver high single digit growth as we move into the second year of the instrument replacement cycle, driven by consistent execution and the positive impact of innovation across our portfolio. Reflecting this strength, our raised full year 2025 outlook now calls for high single digit sales growth and double-digit adjusted EPS growth at the midpoint, underscoring the success of our global teams delivering on our long-term growth strategy.

Looking ahead, we will enter 2026 with a robust cadence of breakthrough product launches, expanding adoption and large molecule applications, and an exciting opportunity to unlock meaningful near-term synergies and long-term value creation through our pending combination with BD’s Biosciences & Diagnostic Solutions business. I will now turn the call back to Caspar.

Caspar Tudor:

Thanks, Udit. That concludes our prepared remarks. We are now happy to open the lines and take your questions.

Operator:

We will now begin Q&A. If you would like to ask a question, please use the raise your hand feature at the bottom of your screen. If you’re dialed in by phone, press star nine to raise your hand and star six to unmute. Please accept the prompt and unmute your audio when called upon. As a reminder, we are allowing one question and one follow-up. We will wait a moment to allow the queue to form.

Our first question will come from Tycho Peterson with Jefferies. Please go ahead.

Tycho W. Peterson:

Hey, thanks. Nice, nice quarter. I would love to unpack the pharma strength to start. America is up low double digits, China up over 20%. Can you maybe just provide a little more color on both those markets in the US? How much of this is on the back of the onshoring announcements and how are you thinking about year two of the replacement cycle? And then durability of momentum in China. Is this increased R&D investment? Is it multinational activity? And how do you think about anti-evolution there? It seems like that could be a tailwind in China going forward. And then lastly, just on chemistry of double digits, can you maybe just provide a little bit more color on what’s driving that because you are tracking above historical growth trends? Thanks.

Dr. Udit Batra:

Thanks, Tycho, and good morning. Look, very happy with what we’re seeing in pharma. It grew double-digits again this quarter. And as you mentioned, the growth is across all regions.

Starting with the Americas, look, double-digit growth overall, but if you just take US and Europe as a combination, the growth was driven by the success of our replacement cycle in large pharma, and equally the traction of our new products. You’ll note now Alliance iS grew 300% versus last year. Xevo TQ absolutes start to enter the DMPK space, and that’s benefiting the pharma growth in the US and across Europe quite a bit. GLP-1 testing is doubled versus last year. And increasingly, our biologics characterization instruments, as well as our bioseparations portfolios doing extremely well with large pharma across US and Europe. If you go to China, in China, same as last quarter, activities being driven by CDMOs supporting the local biotech industry. And again, here, our new product portfolio is doing extremely well. These customers are supporting biotech customers who then have to transition many of these molecules globally, and they want the best characterization techniques, the best chemistry, and that’s benefiting us quite a bit. And not to leave India out. India genetics market continues to grow in the high teens.

Now that said, there are still pockets of low growth. Like we mentioned in the past, China generics, pharma discovery, pharma discovery and CROs are still a bit slower. So as those improve, the setup is extremely good as we go forward for pharma and as we look ahead. So great execution across US and Europe and globally, great traction with new products and still some pending end markets or segments that are not yet growing.

Now, turning to your question on chemistry, this is a real success story of our focus on innovation, especially in bioseparations. This quarter, we grew 13%, year to date, the growth is 11%, and there is a significant contribution of our bio separations portfolio. So we launched MaxPeak Premier roughly five years ago that created the bioinert surface category. And on top of that, we’ve been step-by-step launching new products targeted to different types of novel modalities and large molecules. First came the SEC columns, basically helping us resolve large molecules that we can separate through porous particles. We launched Affinity Chromatography last year, again, with the MaxPeak Premier as a base, and that is growing really, really nicely.

Let me have Amol jump in just to give you some help on the modeling as you think about this in the future and the contribution of new products.

Amol Chaubal:

Yeah. And just to build on what Udit said, think of it this way; our teams are pursuing critical customer unmet needs. So when they’re able to solve those unmet needs, very quickly the demand and the sales pickup on that new product and reach 8, 10 million. And if you have two such launches in a year, you quickly adding 20, 25 million in that year when it happens. And on a base of little over $600 million of chemistry, that’s like 300 basis points accretive in the year that happens. And then think of it from a BD vantage point. BD just unlocked 8 to 12 projects that were stranded that gives us a very meaningful runway in the next five to seven years to unlock this accretive growth through bioseparations.

Dr. Udit Batra:

Fantastic. Look, at the end, the success in pharma, the success in bioseparations or chemistry is all due to a deliberate focus that we put a few years ago on launching products that meet unmet needs across our customer segments, and we’re seeing fantastic uptake of these products.

Operator:

Your next question will come from Jack Meehan with Nephron.

Jack Meehan:

Good morning, everyone. Pretty strong results here. I have two questions for you. The first is on the BD transaction. Sounds like there’s a lot of efforts underway. Udit, I was curious your latest thoughts on the revenue synergies and confidence to achieve that. And then my second question, I’ll go on mute, is last week there was an FDA update around biosimilars for analytical assessments with LC-MS. Was curious if you could help us understand what that might mean for Waters. Thank you.

Dr. Udit Batra:

Thank you, Jack, and good morning. I think your line was breaking up a little bit, but your first question was around BD, right?. Look, a very busy few months since we last spoke. I’ve had the opportunity to visit several customers across bioscience and microbiology. Equally, we’ve had a lot of discussions with our future colleagues in workshops. So let me just give you some color on both of those and then I’ll let Amol comment on the immediate impact of different types of synergies.

Look, from a customer standpoint, the FACSDiscover S8 and A8 are a significant advancement in the field of flow cytometry. I had the opportunity to visit academic customers, small pharma customers, and large pharma customers. And now you couple this with a more stable CapEx environment going forward where their customers are able to plan without many perturbations. Their CapEx, we see a very significant opportunity there to increase the uptake of FACSDiscover S8 and A8. This was fantastic to see with the customers myself. On the microbiology side, I had an opportunity to visit automated and manual laboratories. Now to just illustrate the difference between the two. In manual laboratories, you get 100s of samples in a day, and about 80 or so technicians will be in any laboratory basically doing a lot of these experiments manually. And if you compare that to an automated lab, you will need roughly five to seven technicians to do the same throughput or even a higher throughput of experiments. So significant savings. And to put that in perspective, BD’s Kiestra platform has roughly 10-20% growth in Europe over the last couple of years. Whereas in the U.S., the penetration is at a very low level. So we think there’s a significant opportunity there as well. So I’m thrilled to bits to see things that we had put on paper and really verify them with customers and meet new colleagues.

Now, in terms of integration planning, we’ve had roughly 120, 130 colleagues come to Milford, our headquarters, twice in the last few months. The last workshop really focused on day zero, day one, day 100 planning. So there is nothing lost in transition from one organization to another. And then we spent a significant amount of time taking the synergies that we had signed up for and elaborating the plans with milestones and targets and assigning those to individuals across the two organizations, and it took a significant amount of progress made on that front. And I’ll let Amol comment on which synergies will contribute rather quickly in the next year or so.

Amol Chaubal:

Yeah, just to build on what Udit said, I mean, these two summits were fantastic. We got an opportunity to validate both our revenue synergy assumptions and cost synergy assumptions in a large group setting with leaders who will be responsible for delivering these synergies and working them out in the countries, in the markets. And that gives us confidence that we will not only be accretive from an EPS point of view in the first 12 months, but also in the partial year that we will have in 2026, where we will get maybe nine months in the year. And I mean, what hits the ground running day one are things like improving service plan attachment, deploying premium service plans to our LC-MS customers, getting into customers that we today do not serve with our LC-MS in diagnostic offering, getting into DMPK labs, getting flow and PCR into process development labs where we have built strong channels across BioAccord and light scattering, and implementing our pricing discipline algorithm, which even in today’s settings is delivering like-for-like SKU, like-for-like geography, 200 basis points of year-over-year increase.

Dr. Udit Batra

So I mean, just to build on that, really looking forward to bringing the execution focus. And it’s being received extremely well with our new colleagues and a sharp focus on unmet needs as we unlock many growth areas for the future. Now, to your question on biosimilars, really excited to see that the guidance is now moving towards using analytical instruments and analytical testing instead of clinical studies to show equivalence between biosimilars and originators. This could provide a significant upside as we go ahead. And if you go back a few years, we’ve talked about this, and being able to substitute one tool for another without having to redo process development and redo manufacturing submissions is the impetus for creating our bioseparations and bioanalytical portfolio. So this plays right into the hands of our strategy, and I’m really excited, a bit cautious, I mean, to see how fast the ramp will be. So I would not start modeling all biosimilars with bioanalytical characterization yet, Jack; let’s look at one or two customers adopting it, and then we’ll go forward. But I’m very excited to see this.

Operator:

Your next question will come from Puneet Souda with Leerink.

Puneet Souda:

Yeah, Amol, Udit, thanks for taking my questions. First one on the 4Q guidance, and then I have a broader follow-up. On 4Q, just wondering if you are expecting a budget flush in the fourth quarter. If there are any pull forwards in the third quarter that you saw, you had a pull forward in 2Q in China, but you grew strongly again, 13% in China, I believe. So wondering if you can clarify on the pull forwards, or should we expect a normal seasonality in the fourth quarter? And fourth-quarter contribution instruments versus chemistry, if you could elaborate.

Dr. Udit Batra

So let me start, and then I’ll pass over to Amol on the breakup. Look, Puneet... I mean, it’s a very strong setup going into the fourth quarter. The drivers are the same: instrument replacement, cycle, idiosyncratic growth drivers, innovation really kicking hard. So I feel very good about what we are seeing going into the fourth quarter. And as usual, we have maintained our guidance philosophy. So, when you look at the full-year guide, I mean, we basically said 7% of the midpoint, high single-digit growth, EPS, double-digit growth.

That means that Q4 is at 5-7%, right? And when you take that math at the midpoint of the guidance, it’s slightly less than a 16% ramp from Q3 to Q4, which is substantially lower than what we’ve seen on average for Waters, which is roughly 22%, and even lower than what we saw last year, which was at 18%, right? So that gives us, and it is the same philosophy as we’ve had through the year. We will look at it in the rearview mirror and claim success, but I can simply say, I mean, there is a significant amount of prudence built into what we have guided for Q4. Amol?

Amol Chaubal:

Yeah, just to add to that, right? I mean, as Udit outlined, the guidance is prudent: 16% versus 18% last year historical, 22% ramp. And keep in mind, there’s one extra day on the recurring revenue, which adds about 100 basis points. So the way it breaks down is chemistry, roughly 6% because still some working down of the Q2 pull forward. Service about 8% because it has one extra day. And then instruments at 5% sort of aggregating all to 6% midpoint.

Dr. Udit Batra

And sorry, I didn’t address your pull forward question. No pull forward at all. Orders grew more than sales this quarter, and we built a healthy backlog. So feeling very good about the overall momentum that we see going forward. Thanks, Puneet.

Puneet Souda:

Got it. Just a quick follow-up, if I may, on Empower. If you could outline for us, obviously a very important core product for execution in QA/QC for Waters with the subscription- based model, how should we think about the incremental upside here versus the prior Empower model? Thank you.

Dr. Udit Batra

Yeah, look, Puneet, I mean, really excited about what we’re seeing from our software teams. And this Empower innovation model, or as we call it internally, the Empower Superhighway, has three parts, right? I mean, we want to take every analytical instrument that is used to characterize biologics and be compatible with Empower. So when our customers choose to take it into QA/QC, they have no reluctance, right? And you see that as an example with multi-angle light scattering on Empower. Customers are moving that into QA/QC. You’ve already seen that with mass detection, capillary electrophoresis, and we intend to do the same with flow cytometry and down the line with PCR as well. So that’s the first part. The second is then taking our large installed base that you just referred to. There’s roughly 450,000 users of Empower globally, and it is the compliant informatics software of choice for our pharma customers.

We intend to give them more value-added services and applications with a cloud-ready software. So for instance, customers want to get utilization data. Our system monitoring software already provides that, provided you have your products on Empower. Second, we’re offering our customers a data viewer, which allows them to detect anomalies in different peaks, allows them to do integrations much, much more smoothly, just leveraging their own data through advanced machine learning algorithms. And finally, the data intelligence software, which is the most exciting, allows regulators and customers to determine where you might have deviated from an audit trail electronically. So they can focus on the exact challenge that they need to address in compliance. And put this all together, this then really gives customers an impetus to go from a CapEx and a service model to a subscription-based model, and that has significant benefits.

It’s too early to start quantifying exactly what that is. I can tell you that there are a significant number of customers who’ve already transitioned in small to mid-sized pharma. There are several large pharma customers where we are in late-stage discussions. And just to sort of give you an example, one customer transitioning their fleet across the globe can yield roughly low double-digit millions just very, very quickly in upside. So we’ll start to quantify that as the runs come on the board, like we usually do. But as you can intuitively see, this is a very significant opportunity. Thanks, Puneet.

Operator:

Your next question will come from Casey Woodring with JPMorgan.

Casey Rene Woodring:

Great. Thank you for taking my questions. Have two here. The first is on TA. You said that business came back faster than expected. I think you had previously assumed TA would be down 5% in the second half, and you grew 2% here in 3Q. Maybe walk us through your latest expectations as we exit the year in TA. And then on the instrument order funnel, you talked about orders exceeding shipments again in the quarter. Maybe walk us through what you’re seeing from an order funnel perspective. And I would be curious to hear your thoughts on the replacement cycle runway. You’ve historically said that the cycle usually lasts around two to three years, but I’m just wondering if this current cycle could last longer just given the strength that you’ve seen here, coupled with new product launches, the FDA update Jack referenced earlier, and perhaps any sort of reshoring benefits. Thank you.

Amol Chaubal:

Thanks, Casey. Quickly on TA, I mean, the thing that was causing sort of the pain in Americas was largely driven by the volatility around tariffs with some of our large industrial customers. And as that is starting to stabilize, these customers are coming back to business and releasing capital for projects that were stalled. And then that, coupled with an interest rate outlook that is improving, opens projects that were stranded for the last several quarters. So in general, we feel good that the business is tracking towards a good direction. And in terms of the funnel and the order book, I mean a lot of things are going well, right? In the sense you have large pharmas and CDMOs in the middle of a replacement cycle. The innovation that we’ve put out in the market across both LC and MS is resonating and solving critical unmet need. And that is further than amplified by bioanalytical characterization and bioseparations, where we continue to make big headways.

So the funnel is pretty rich and strong. Now, having said that, three customer groups are still on the sideline: CROs, biotechs, and branded generics in China. We start to see CROs come into the mix as we come towards the end of the year, which is great because then they add to the replacement cycle as we get into 2026. And there is still a significant runway left on both large pharma and CDMOs that positions us really well for the upcoming year. And then at some point, branded generics in China and drug discovery have to consider replacement because these instruments have aged far more than their typical useful life.

Dr. Udit Batra

Excellent. Look, I mean, just maybe embellishing on two points that Amol has covered. One, the replacement cycle--I mean, if you look at the six-year CAGR, we’re still in the low single digits on instruments, so there’s a long way to go. And I think you mentioned reshoring. Look, the recent clarity on MFN, as you see large pharma negotiating with the government, really has been a relief across our customers and across our company because it allows you to plan a lot more systematically. Right? And I would not underestimate the benefit of being able to do that. That then allows the customers to adopt, as I mentioned earlier, BD’s FACSDiscover S8, A8 much more confidently. It allows them to adopt our new products much more confidently as CapEx gets released. Also, we feel very good given that we have a differentiated portfolio that is meeting needs with the further clarity in the end markets. And that’s sort of a side effect of the negotiations that have taken place on the MFN.

Operator:

Your next question will come from Doug Schenkel with Wolfe. Doug, you may now unmute your line and ask your question.

Douglas Schenkel:

Hey, good morning. Thank you, guys. Two questions. It was a really strong quarter. That said, when I look at our model, there’s some interesting pacing dynamics. And I know you said there was not any pull forward or push out, but if I look at just our model and I think street models, you beat the quarter from a revenue standpoint, but you increased full-year guidance by less than the magnitude of the beat. Secondly, margins were light, but you assume a big jump in operating margin in Q4, more than previously expected.

And then tax rate was low in the quarter and really helped some of the EPS upside, but then you expect a big jump in tax rate in Q4. I’m just wondering how much weight we should put on some of these puts and takes when it comes to timing dynamics as they run through the P&L. Should we focus much on those, or is the bigger thing just to, in your opinion, kind of say, like, “Hey, there’s going to be puts and takes in any quarter, but if you look at the year as a whole, you’re tracking ahead of plan top to bottom.” So that’s the first one.

And then really building off of that, you have some really strong momentum heading into next year. The downside to that is the comps are difficult. I just want to make sure as we sit here today, are you still comfortable with us modeling something like 6-8% core growth at the top line, even with these comparisons, given the strength, and something like 50-100 basis points of margin expansion? Thank you.

Amol Chaubal:

Yeah. Doug, thanks for your question. I mean, look, at the end of the day, you have to look at the full year, right? I mean, there are always puts and takes in a given quarter. For example, in Q3, we are running ahead of plan, so we had to sort of screw up for the annual bonus payout to reflect that. And then there is also incremental commission associated with outperforming your plan that comes in. When it comes to tax, there is always timing of discrete items in when they show up and when they get [inaudible 00:48:18] up. So on a full year basis, we’re still at 16.5% on the tax rate. And as Udit outlined, I mean we have tremendous growth catalysts out there for 2026. And if there is an opportunity to accelerate some of them or to de-risk some of them, we will absolutely take it as long as it’s within our guide and within our P&L, and we continue to do that as we come across investment opportunities that accelerate growth.

Dr. Udit Batra

Look, I mean, to answer your second question on next year, first I’ll tell you that this year is not over and we’re laser focused on delivering a fantastic year, high single digit growth, double-digit EPS growth. I mean, puts and takes in from one quarter to the other notwithstanding, I mean the full year is fantastic performance.

2026, the setup is the same, Doug, as this year with incremental drivers from a more stable policy environment, especially across pharma, the largest customer, stable environment also across academia as we start to go into next year. So even a better setup from an end-market perspective. For Waters, the setup is excellent. Our instrument replacement cycle is still sort of in the mid-innings. We are traversing at a low single digit CAGR versus 2019. Idiosyncratic growth drivers GLP-1 testing, the revenues doubled this quarter versus last year. There’s still a long run way to go as the volume keeps increasing and now you have some semaglutide generics coming to the market. India’s putting up really nice runs on the board with high teens growth, and as is PFAS testing.

Talk about innovation. I mean, our pipeline’s doing extremely well. The move towards bioanalytical characterization, bioseparations is paying off extremely well as you saw in this quarter’s results and year to date results, and we expect that to continue next year. Now that’s augmented further by strength in CDMS, which is a game-changing launch for large molecule mass spec. You then have informatics building on top of it, with [inaudible 00:50:26] going into Empower in the instrument space. So there are several catalysts for next year that are not even there this year. So we feel extremely good going into 2026 on our top line growth.

Now, as you know, we generally don’t give specific guidance in Q3. We will talk more about that when the year ends end at Q4, but the setup is extremely good from an end market perspective, our execution perspective and how much traction all our new products have, and that allows us to deliver the performance we’re delivering in a dynamic environment. Thanks, Doug.

Operator:

Your next question will come from Dan Arias with Stifel.

Dan Arias:

Yeah, good morning guys. Just a follow-up on the biosimilar opportunity over the next few years. If you look at the revenue number for the drug sales over time, they move up nicely each year. ‘26 is higher than this year, and then ‘27 and ‘28 move up pretty significantly as well. Obviously there’s a pricing component there. So when you look under the covers so to speak, to what extent do you see pill count increases underpinning that, such that you can think about an incrementally larger opportunity being available to you each year? Because it looks good from a dollar standpoint but I’m wondering what is the change for you when it comes to what matters most, which is obviously just the number of pills?

Dr. Udit Batra

So look, I mean Dan, that’s a fantastic question and it’s exactly the right way to look at the biosimilar opportunity. You take any drug class, I mean you take oncology drugs or you take immunotherapies, what you find is the penetration for these really advanced therapies that make a massive difference in a patient’s life, the penetration is still extremely low. And some of that has to do with pricing and affordability. And when you are able to introduce more biosimilars and do them without having a further requirement for clinical studies and just use bioanalytical characterization that Waters would provide, you allow for many more biosimilars to come into the market, hence the price goes down and the price goes down, the access increases and the penetration increases.

We think this is a significant volume growth opportunity and more importantly, it’ll make access to many more biologics available to significant number of patients around the globe. So of all the things that I’ve seen in policy improvements over the last few years, if this one takes traction, it is a significant improvement in patient’s health.

Dan Arias:

Okay, maybe just a second, just to follow up from Amol. Amol, it sounds like you have a good number of new products coming to market over the next 12 months. Is there a margin impact that we should be mindful of there? I know in the early days there can actually be some downward pressure even on a product that has a higher gross margin profile just until that product itself actually gets up to scale. So I’m just wondering if there’s something to think about there. Thanks.

Amol Chaubal:

I mean, think of it this way. I mean, the products that are coming to market are a healthy combination of bioanalytical, characterization, bioseparations, and Empower. And clearly bioseparations being chemistry and Empower being software are meaningfully accretive to our underlying gross margin profile. And that will offset any instrument related new products, which as you know out of the gate are not fully value engineered.

And then keep in mind that products like Alliance iS and TQ Absolute and TQ Absolute XR, while they were not fully value engineered out of the gate in the last two years, it now becomes the time for us to value engineer them. And our teams are laser focused on that. And you’ll start to see the creative effect of that value engineering flow through.

Operator:

Your next question will come from Catherine Schulte with Baird.

Catherine Schulte:

Hey guys, thanks for the questions. I’ll just go ahead and ask my two. First on BD, I know we’ll have to wait for later this week to get the full results. But in their preliminary announcement, they called out some incremental headwinds in academia for biosciences. So can you just talk to your confidence in that 4-4.5% top line for that asset next year? And then maybe on chemistry for the 4Q guide, I think you said up 6%, which would be a low single digit sequential increase. We haven’t seen less than a high single digit sequential increase in the fourth quarter since 2012, so I just wanted to understand that a bit more. Was there less burned through the second quarter pull forward in the third quarter than you expected or any other timing dynamics we should be thinking about there?

Amol Chaubal:

Yeah, so let me take the chemistry one first, that’s simple. As we guide, we assume chemistry is 7% grower, we adjusted it a little bit for the Q2 pull forward dynamics and that’s it. We didn’t sort of relate the Q3 performance into Q4 just to be prudent at this stage.

On the BD side, I mean, look, we had meaningfully reduced the A&G numbers because in our models, US A&G came down by as much as 40% over the time, ‘25 to ‘27 in our underwriting. So what we are seeing in the A&G market is largely in line with what we underwrote. But then in any business, there’s always going to be new headwinds and new tailwinds like we had with Wyatt. I mean, right after the Wyatt transaction, the biotech market meaningfully softened. And as a true resilient team, we rose up to that challenge and we accelerated synergies and found ways to make sure that we deliver the numbers we committed to the street. And so that’s generally the DNA of this team. Whatever the cards are, we always rise up. We look at every crisis as an opportunity and we make sure we deliver what we commit.

Dr. Udit Batra

Yeah, so Catherine, just to build on what Amol has said, we feel very good about what we’re seeing with BD. As I mentioned, I visited customers myself at a chance to talk to academic customers, small pharma and large pharma customers. And on the biosciences business, especially with the FACSDiscover S8 which are clearly setting a new benchmark in that category, I mean, we’re seeing very, very good reception. And now coupled that with a more stable pharma environment, you should see CapEx start to go up in that environment. A more stable academic environment, you should start to see that go up. And as far as the sort of early indication from BD on that market, it is largely in line, in fact, even better than what we have assumed for that business. So really feel very good about our assumptions going forward.

Operator:

Your next question will come from Brandon Couillard with Wells Fargo. Brandon, you may unmute and ask your question.

Brandon Couillard:

Hey, thanks. Good morning. Udit, second quarter in a row China has been up double digits a lot better than peers have seen. Do you think that’s unique to Waters and your portfolio? And what do you assume for China for the year and how sustainable is that as you look out to ‘26 based on how you feel about the macro there? Thanks.

Dr. Udit Batra:

Good morning, Brandon, and thanks. Look, I mean, yeah, China again grew double digits. And pharma first grew largely because of our CDMO customers supporting the local biotech industry. And again, our new products allow us to basically again, show what I would call more differentiated performance. And this is largely to do with execution and new products.

When you look at the academic end market that also grew almost 20%. And there, again, we took actions a couple of years ago to localize our full portfolio, expand our distribution. You couple that with fantastic execution, fantastic commercial execution at the ground level, and we’ve been able to win significant share of the latest stimulus that has come through. So the academic and market has been doing pretty well.

As we look at Q4, I mean, we are seeing the same trends persist. We are modeling a high single digit growth, a bit of a slowdown from Q1, from Q2 and Q3, which if you just take it in, all the first half grew double digits and the second half through double digits. So China would’ve had a double-digit year, who would’ve thought that that’s possible in this environment? So I’m extremely proud of what the teams are doing on the ground and how they’re taking new products and really operating effectively in a pretty dynamic environment.

Amol Chaubal:

The only thing I would add there, Brandon, is the Academic & Government stimulus related revenue. You have to take it with a grain of salt, right? I mean, we very well know in our industry that it is just moving money from one year to another, and once the stimulus is done, you hit a air pocket. So that’s not new or specific to anyone. And as we outlined at our investor day, are modeling China low to mid single digits in the five year timeframe. And this outperformance versus that assumption is amazing.

Operator:

This concludes the Q&A portion of the call. I will now hand it back to Caspar.

Caspar Tudor:

Thank you, Leila. This concludes our call. We look forward to connecting with many of you at upcoming events and conferences.

Additional Information and Where to Find It

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law. In connection with the proposed transaction between Waters, SpinCo and BD, the parties intend to file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including, among other filings, a registration statement on Form S-4 to be filed by Waters (the “Form S-4”) that will include a preliminary proxy statement/prospectus of Waters and a definitive proxy statement/prospectus of Waters, the latter of which will be mailed to stockholders of Waters, and a registration statement on Form 10 to be filed by SpinCo that will incorporate by reference certain portions of the Form S-4 and will serve as an information statement/prospectus in connection with the spin-off of SpinCo from BD. INVESTORS AND SECURITY HOLDERS OF WATERS AND BD ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE INFORMATION STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Form S-4 and the proxy statement/prospectus (when available) and other documents filed with the SEC by Waters, SpinCo or BD through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Waters will be available free of charge on Waters’ website at waters.com under the tab “About Waters” and under the heading “Investor Relations” and subheading “Financials—SEC Filings.” Copies of the documents filed with the SEC by BD and SpinCo will be available free of charge on BD’s website at bd.com under the tab “About BD” and under the heading “Investors” and subheading “SEC Filings.”

Participants in the Solicitation

Waters and BD and their respective directors and executive officers may be considered participants in the solicitation of proxies from Waters’ stockholders in connection with the proposed transaction. Information about the directors and executive officers of Waters is set forth in its Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 25, 2025, and its proxy statement for its 2025 annual meeting, which was filed with the SEC on April 9, 2025. To the extent holdings of Waters’ securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of Waters and other information regarding the potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. Information about the directors and executive officers of BD is set forth in its Annual Report on Form 10-K for the year ended September 30, 2024, which was filed with the SEC on November 27, 2024, and its proxy statement for its 2025 annual meeting, which was filed with the SEC on December 19, 2024. To the extent holdings of BD’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at www.sec.gov and from Waters’ website and BD’s website as described above.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transaction among Waters, BD and SpinCo. These forward-looking statements generally are identified by the words “believe,” “feel,” “project,” “expect,” “anticipate,” “appear,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “suggest,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including the amount and timing of synergies from the proposed transaction, the tax consequences of the proposed transaction, the terms and scope of the expected financing in connection with the proposed transaction, the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction, the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements.

These forward-looking statements are based on Waters’ and BD’s current expectations and are subject to risks and uncertainties surrounding future expectations generally. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond Waters’ and BD’s control. None of Waters, BD, SpinCo or any of their respective directors, executive officers, or advisors make any representation or provide any assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur, or if any of them do occur, what impact they will have on the business, results of operations or financial condition of Waters or BD. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, these developments could have a material adverse effect on Waters’ and BD’s businesses and the ability to successfully complete the proposed transaction and realize its benefits. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Waters may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by Waters, BD and SpinCo, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Waters and SpinCo, on the expected timeframe or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other litigation, settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions or any volatility resulting from the imposition of and changing policies around tariffs; (13) the potential impacts of the U.S. government shutdown that began in October 2025; (14) actions by third parties, including government agencies; (15) the risk that the anticipated tax treatment of the proposed transaction is not obtained; (16) the risk of greater than expected difficulty in separating the business of SpinCo from the other businesses of BD; (17) risks related to the disruption of management time from ongoing business operations due to the pendency of the proposed transaction, or other effects of the pendency of the proposed transaction on the relationship of any of the parties to the transaction with their employees, customers, suppliers, or other counterparties; and (18) other risk factors detailed from time to time in Waters’ and BD’s reports filed with the SEC, including Waters’ and BD’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including documents that will be filed with the SEC in connection with the proposed transaction. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. None of Waters, BD or SpinCo undertakes, and each party expressly disclaims, any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Note Regarding Use of Non-GAAP Financial Measures

In addition to the financial measures presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), this communication includes certain non-GAAP financial measures (collectively, the “Non-GAAP Measures”), such as non-GAAP adjusted earnings per fully diluted share, adjusted operating margin, free cash flow and net debt. These Non-GAAP Measures should not be used in isolation or as a substitute or alternative to results determined in accordance with U.S. GAAP. In addition, Waters’ and BD’s definitions of these Non-GAAP Measures may not be comparable to similarly titled non-GAAP financial measures reported by other companies.